FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

March 07, 2014

Mr. Fernando Coloma Correa

Superintendent

Superintendence of Security and Insurance

Av. Libertador Bernardo O'Higgins 1449

Santiago, Chile

REF: Summons on the 2014 Annual Shareholders’ Meeting

Dear Sir:

In compliance with article 63, of the Corporation Law 18,046, I hereby inform you that the Board of Directors of Empresa Nacional de Electricidad S.A, in accordance with the bylaws of the company, agreed to call for an Annual Shareholders’ Meeting for April 22, 2014 at 15:00 p.m. to be held at the Enersis Group Stadium, located at Carlos Medina N° 858, Independencia, Santiago de Chile.

The purpose of this Meeting is for the shareholders to acknowledge and rule the following issues:

1.        Approval of the Annual Report, Financial Statements, Report of the External Auditors, and Inspectors of Accounts for the year ended December 31, 2013.

2.        Profit distribution for the period and dividends payment.

3.        Compensation for the Board of Directors.

4.        Compensation for the Directors’ Committee and approval of their 2014 budget.

5.        Annual Report from the Directors’ Committee.

6.        Appointment of an external auditing firm for the period 2014, governed by Title XXVIII of the Chilean Corporation Act Law N° 18,045.

7.        Election of two Account Inspectors and their alternates, as well as their compensation.

8.        Appointment of private Credit Rating Agencies.

9.        Approval of the Investment and Financing Policy.

10.     Information on the Company’s Dividend Policy and procedure for dividends distribution.

11.     Information regarding agreements adopted by the Board of Directors in connection with transactions or contracts governed by title XVI of the Chilean Security Market Law 18,046.

12.    Information regarding processing, printing and delivery costs for the information required by the Chilean Regulation N°1,816 of the Superintendence of Security and Insurance

13.     Other matters of interest and competence of the Ordinary Shareholders’ Meeting.

14.     Acceptance of all the other resolutions needed for a due diligence regarding the resolutions adopted.

Sincerely yours,

Ramiro Alfonsin B.

Deputy Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 7, 2014